                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. __) *


                           Intelligent Controls, Inc.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   45815R 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Richard A. Charpie
                               Ampersand Ventures
                          55 William Street, Suite 240
                            Wellesley, MA 02181-4003
                                  781-239-0700
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                   May 1, 1998
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX [ ].

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13d-7(b) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 (THE "ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

------------------------                               -------------------------
  CUSIP NO. 45815R 10 0            SCHEDULE 13D            Page 2 of 20 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Ampersand Specialty Materials and Chemicals III Limited Partnership
     [Tax I.D. No. 04-3294909]
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
     See attached Schedule I for group members                       (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------

                  7    SOLE VOTING POWER:

                       0
  NUMBER OF       --------------------------------------------------------------
   SHARES         8    SHARED VOTING POWER:
BENEFICIALLY
  OWNED BY             1,612,247
    EACH          --------------------------------------------------------------
 REPORTING        9    SOLE DISPOSITIVE POWER:
  PERSON
   WITH                0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER:

                       1,612,247
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,612,247
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES*                                                     [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     32.6%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------                               -------------------------
  CUSIP NO. 45815R 10 0            SCHEDULE 13D            Page 3 of 20 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Ampersand Specialty Materials and Chemicals III Companion Fund Limited
     Partnership   [Tax I.D. No. 04-3294922]
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
     See attached Schedule I for group members                       (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER:

                       0
  NUMBER OF       --------------------------------------------------------------
   SHARES         8    SHARED VOTING POWER:
BENEFICIALLY
  OWNED BY             26,215
    EACH          --------------------------------------------------------------
 REPORTING        9    SOLE DISPOSITIVE POWER:
  PERSON
   WITH                0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER:

                       26,215
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     26,215
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES*                                                     [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------                               -------------------------
  CUSIP NO. 45815R 10 0            SCHEDULE 13D            Page 4 of 20 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     ASMC-III Management Company Limited Partnership
     [Tax I.D. No. 04-3294905]
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
     See attached Schedule I for group members                       (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER:

                       0
  NUMBER OF       --------------------------------------------------------------
   SHARES         8    SHARED VOTING POWER:
BENEFICIALLY
  OWNED BY             1,638,462
    EACH          --------------------------------------------------------------
 REPORTING        9    SOLE DISPOSITIVE POWER:
  PERSON
   WITH                0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER:

                       1,638,462
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,638,462
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES*                                                     [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     33.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------                               -------------------------
  CUSIP NO. 45815R 10 0            SCHEDULE 13D            Page 5 of 20 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     ASMC-III MCLP, LLP  [Tax I.D. No. 02-0493924]
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
     See attached Schedule I for group members                       (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER:

                       0
  NUMBER OF       --------------------------------------------------------------
   SHARES         8    SHARED VOTING POWER:
BENEFICIALLY
  OWNED BY             1,638,462
    EACH          --------------------------------------------------------------
 REPORTING        9    SOLE DISPOSITIVE POWER:
  PERSON
   WITH                0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER:

                       1,638,462
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,638,462
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES*                                                     [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     33.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------                               -------------------------
  CUSIP NO. 45815R 10 0            SCHEDULE 13D            Page 6 of 20 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Charlie D. Yie

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
     See attached Schedule I for group members                       (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     N/A
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER:

                       0
  NUMBER OF       --------------------------------------------------------------
   SHARES         8    SHARED VOTING POWER:
BENEFICIALLY
  OWNED BY             1,638,462
    EACH          --------------------------------------------------------------
 REPORTING        9    SOLE DISPOSITIVE POWER:
  PERSON
   WITH                0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER:

                       1,638,462
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,638,462
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES*                                                     [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     33.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------                               -------------------------
  CUSIP NO. 45815R 10 0            SCHEDULE 13D            Page 7 of 20 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Richard A. Charpie

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
     See attached Schedule I for group members                       (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     N/A
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER:

                       0
  NUMBER OF       --------------------------------------------------------------
   SHARES         8    SHARED VOTING POWER:
BENEFICIALLY
  OWNED BY             1,638,462
    EACH          --------------------------------------------------------------
 REPORTING        9    SOLE DISPOSITIVE POWER:
  PERSON
   WITH                0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER:

                      1,638,462
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,638,462
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES*                                                     [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     33.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------                               -------------------------
  CUSIP NO. 45815R 10 0            SCHEDULE 13D            Page 8 of 20 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Peter D. Parker

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
     See attached Schedule I for group members                       (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER:

                       0
  NUMBER OF       --------------------------------------------------------------
   SHARES         8    SHARED VOTING POWER:
BENEFICIALLY
  OWNED BY             1,638,462
    EACH          --------------------------------------------------------------
 REPORTING        9    SOLE DISPOSITIVE POWER:
  PERSON
   WITH                0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER:

                       1,638,462
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,638,462
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES*                                                     [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     33.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

------------------------                               -------------------------
  CUSIP NO. 45815R 10 0            SCHEDULE 13D            Page 9 of 20 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Stuart A. Auerbach
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
     See attached Schedule I for group members                       (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                   [ ]
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                  7    SOLE VOTING POWER:

                       0
  NUMBER OF       --------------------------------------------------------------
   SHARES         8    SHARED VOTING POWER:
BENEFICIALLY
  OWNED BY             1,638,462
    EACH          --------------------------------------------------------------
 REPORTING        9    SOLE DISPOSITIVE POWER:
  PERSON
   WITH                0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER:

                       1,638,462
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,638,462
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
     CERTAIN SHARES*                                                     [ ]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     33.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP NO. 45815R 10 0              SCHEDULE 13D             Page 10 of 20 Pages
                                                                 --    --

ITEM 1(a).  SECURITY AND ISSUER:

            This statement on Schedule 13D (the "Schedule 13D") relates to the shares of Common Stock, no par value (the "Commons Shares"), of Intelligent Controls, Inc., a Maine corporation ("INCON"). The principal executive office of INCON are located at 74 Industrial Park Road, Saco, Maine 04072.


ITEM 2(a).  IDENTITY AND BACKGROUND:

            Ampersand Specialty Materials and Chemicals III Limited Partnership Ampersand Specialty Materials and Chemicals III Companion Fund
              Limited Partnership
            ASMC-III Management Company Limited Partnership
            ASMC-III MCLP LLP

            See Schedule I hereto for identification and information on the general partners of ASMC-III MCLP LLP

      (b)   ADDRESS OF PRINCIPAL OFFICES OR RESIDENCE:

            All filing persons c/o Ampersand Ventures
            55 William Street, Suite 240, Wellesley, MA  02181-4003

       (c)  PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND NAME:

            The principal business of Ampersand Specialty Materials and Chemicals III Limited Partnership (""ASMC-III") and Ampersand Specialty Materials and Chemicals III Companion Fund ("ASMC-III-CF") is the ownership of securities. The principal business of ASMC-III Management Company LP is the management of ASMC-III and ASMC-III-CF. The principal business of ASMC-III MCLP LLP is the management of ASMC-III Management Company LP. None of these entities were formed specifically for the purpose of acquiring the subject securities.

ITEM 2(d).  CONVICTION IN A CRIMINAL PROCEEDING:

            Not applicable

ITEM 2(e).  CONVICTION IN A CIVIL PROCEEDING:

            Not applicable

ITEM 2(f).  CITIZENSHIP:

            Ampersand Specialty Materials and Chemicals III Limited Partnership, Ampersand Specialty Materials and Chemicals III Companion Fund Limited Partnership, ASMC-III Management Company Limited Partnership and ASMC-III MCLP LLP are all established under the laws of the State of Delaware.

            Charlie D. Yie, Richard A. Charpie, Peter D. Parker and Stuart A. Averbach are citizen of the United States of America.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Working Capital

ITEM 4.     PURPOSE OF TRANSACTION.

            The reporting persons purchased the Common Shares for investment purposes and for the purpose of participating in the control of Intelligent Controls, Inc., through representation on the Company's board of directors.

            None of the reporting persons, and none of the persons listed on
Schedule I, has any present plan or proposal which relates to or would result in: (a), (b), (c), (d), (e), (f), (g), (h), (i) and (j) of item 4.

CUSIP NO. 45815R 10 0              SCHEDULE 13D             Page 11 of 20 Pages
                                                                 --    --

ITEM 5.     INTEREST IN THE SECURITIES OF THE ISSUER.

            (a) Amount beneficially owned:

            Ampersand Specialty Materials and Chemicals III Limited Partnership owns 1,612,247 Common Shares, representing 32.6% of the outstanding shares.

            Ampersand Specialty Materials and Chemicals III Companion Fund Limited Partnership owns 26,215 Common Shares representing 0.5% of the outstanding shares.

            ASMC-III Management Company Limited Partnership may be attributed with beneficial ownership of an aggregate of 1,638,462 shares, consisting of (i) the 1,612,247 shares held by Ampersand Specialty Materials and Chemicals III Limited Partnership, of which it is the general partner, and (ii) 26,215 shares held by Ampersand Specialty Materials and Chemicals III Companion Fund Limited Partnership, of which it also is the general partner. ASMC-III Management Company Limited Partnership disclaims beneficial ownership of these shares, except to the extent of its proportionate pecuniary interest therein.

            ASMC-III MCLP LLP may be attributed with beneficial ownership of the 1,638,462 shares that may be attributed to ASMC-III Management Company Limited Partnership, of which it is the general partner.

            Charles D. Yie, Richard A. Charpie, Peter D. Parker and Stuart A. Auerbach may be attributed with beneficial ownership of an aggregate of 1,638,462 shares, consisting of shares that may be attributed to ASMC-III MCLP LLP, of which they are a general partners. Each disclaims beneficial ownership of all shares except to the extent of his proportionate pecuniary interest therein.

            (b) Number of Shares and Percent of Class:

            Ampersand Specialty Materials and Chemicals III Limited Partnership
            - 1,612,247 (32.6%)
            Ampersand Specialty Materials and Chemicals III
            Companion Fund Limited Partnership - 26,215 (0.5%)
            ASMC-III Management Company Limited Partnership - 1,638,462 (33.1%) ASMC-III MCLP LLP -- 1,638,462 (33.1%)
            Charles D. Yie -- 1,638,462 (33.1%)
            Richard A. Charpie -- 1,638,462 (33.1%)
            Peter D. Parker -- 1,638,462 (33.1%)
            Stuart A. Auerbach -- 1,638,462 (33.1%)

            (c) All of the shares beneficially owned by the reporting persons were acquired on May 1, 1998. The purchase price was $3.25 per share, paid to Intelligent Controls, Inc. in cash at closing.

            (d), (e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            INVESTMENT AGREEMENT As of March 26, 1998, the reporting persons (collectively, the "Funds") entered into an Investment Agreement with INCON. Roger E. Brooks, an Executive-in-Residence with Ampersand Ventures, is a party to a portion of the Investment Agreement. Under the Agreement, as subsequently amended as of May 1, 1998, the Funds agreed to purchase 1,638,462 Common Shares from INCON at a price of $3.25 per share (an aggregate purchase price of $5,325,001). The Investment Agreement also contemplated that INCON would purchase Common Stock from existing shareholders through an issuer tender offer at $3.25 per share and that Mr. Brooks would purchase Common Stock from INCON at $3.25 per share through a restricted stock arrangement.

            The Funds' purchase of stock through this transaction was subject to certain conditions, including without limitation the condition that INCON shareholders (a) approve a prososed amendment to the Articles of Incorporation to increase the authorized common stock to 8,000,000 shares, and (b) approve a proposed amendment to the Articles of Incorporation to provide that Section 910 of the Maine Business Corporation Act will no longer apply to the Company.

            Pursuant to the Agreement, INCON has granted the Funds and Mr. Brooks certain registration rights covering any shares of INCON stock owned by them.

            The Agreement provides the Funds a right of first refusal on INCON's future sales of capital stock to parties, with certain exceptions.

            INCON also agreed to grant the Funds and Mr. Brooks a right to require the issuer to repurchase their shares if (i) the Company receives a bona fide offer from an unaffiliated third party to acquire INCON in a transaction that valued the Common Stock at more than $10 per share and (ii) the Funds endorse the offer but INCON declines to accept the offer.

                Under the Agreement, INCON has also agreed to issue additional shares to the Funds for nominal consideration in the event that a

CUSIP NO. 45815R 10 0              SCHEDULE 13D             Page 12 of 20 Pages
                                                                 --    --



            pending lawsuit between the Company and a former executive results in a verdict or settlement exceeding a specified amount.


            STOCKHOLDERS AGREEMENT In connection with the purchase of Common Shares on May 1, 1998 pursuant to the Investment Agreement, the Funds, INCON, Mr. Brooks, Alan Lukas, Paul E. Lukas, and certain related parties entered into a Stockholders Agreement restricting the voting and transfer of Common Shares owned by each. The shares beneficially owned by these stockholders represent approximately 72.3% of the outstanding Common Shares.

            Under the Stockholders Agreement, these shareholders have agreed to vote their stock (i) to limit the size of INCON's board of directors to five directors and (ii) to elect as those directors Charles D. Yie (a general partner of A-LLP), Alan Lukas, the Chief Executive Officer (presently, Mr. Brooks), and one designee each of the Funds and Alan Lukas.

            These shareholders have also agreed to vote their shares in such a way that the Funds will be able to block certain significant transactions, including a merger or other sale of INCON.

            The shareholders who are parties to the Stockholders Agreement have also agreed to grant each other certain rights of first refusal to purchase shares that a stockholder proposes to sell to a third party; and to grant each other certain co-sale rights to participate in selling stock to a third party.

            FINDER'S FEE In connection with the purchase of Common Shares, the reporting persons paid a $183,250.02 finder's fee in cash to an outside, independent consultant for sourcing the issuer's investment proposal.

CUSIP NO. 45815R 10 0              SCHEDULE 13D             Page 13 of 20 Pages
                                                                 --    --

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Schedule I   - Certain Information Regarding the General Partners of
               ASMC-III MCLP LLP

Exhibit No.       Description
-----------       -----------
    1             Investment Agreement dated as of
                  March 26, 1998. Incorporated herein
                  by reference to Exhibit 99.C(1) to
                  Schedule 13 E-4 of Intelligent Controls,
                  Inc., filed on March 30, 1998.

    1.A Amendment No. 1 to Investment Agreement, dated as of May 1, 1998.

    2             Stockholders Agreement dated as of
                  May 1, 1998. Incorporated herein by
                  reference to Exhibit 99.C(2) to
                  Schedule 13E-s of Intelligent Controls,
                  Inc., filed on March 30, 1998.

    3             Finder's Fee Arrangement

    4             Joint Filing Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      AMPERSAND SPECIALTY MATERIALS AND
                                      CHEMICALS III LIMITED PARTNERSHIP
                                      By: ASMC-III Management Company Limited
                                          Partnership, its general partner
                                      By: ASMC-III MCLP LLP, its general partner



Dated:  May 11, 1998                   By:  /s/ Charles D. Yie
                                           -------------------------------------
                                          Charles D. Yie
                                          General Partner


                                      ASMC-III MANAGEMENT COMPANY LIMITED
                                      PARTNERSHIP
                                      By: ASMC-III MCLP LLP, its general partner



Dated:  May 11, 1998                   By: /s/ Charles D. Yie
                                          ------------------------------------
                                          Charles D. Yie
                                          General Partner


                                      ASMC-III MCLP LLP



Dated:  May 11, 1998                   By: /s/ Charles D. Yie
                                          -------------------------------------
                                          Charles D. Yie



Dated:  May 11, 1998                    /s/ Charles D. Yie
                                       ----------------------------------------
                                       Charles D. Yie



Dated:  May 11, 1998                    /s/ Richard A. Charpie
                                       ----------------------------------------
                                       Richard A. Charpie



Dated:  May 11, 1998                    /s/ Peter D. Parker
                                       ----------------------------------------
                                       Peter D. Parker



Dated:  May 11, 1998                    /s/ Stuart A. Auerbach
                                       ----------------------------------------
                                       Stuart A. Auerbach

CUSIP NO. 45815R 10 0              SCHEDULE 13D             Page 14 of 20 Pages
                                                                 --    --



                                   SCHEDULE I

              CERTAIN INFORMATION REGARDING THE GENERAL PARTNERS OF
                                ASMC-III MCLP LLP

                                              Principal Occupation and
        Name (and Position)                   Business Address
        -------------------                   ------------------------

        Richard A. Charpie                    Managing General Partner
                                              ASMC-III MCLP LLP
                                              President
                                              Ampersand Venture Management Corp.
                                              55 William Street, suite 240
                                              Wellesley, MA 02181-4003

        Peter D. Parker                       General Partner
                                              ASMC-III MCLP LLP
                                              Vice President
                                              Ampersand Venture Management Corp.
                                              55 William Street, suite 240
                                              Wellesley, MA 02181-4003

        Stuart A. Auerbach                    General Partner
                                              ASMC-III MCLP LLP
                                              55 William Street, suite 240
                                              Wellesley, MA 02181-4003

        Charles D. Yie                        General Partner
                                              ASMC-III MCLP LLP
                                              55 William Street, suite 240
                                              Wellesley, MA 02181-4003